J Sainsbury plc

082-00913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549 [redacted]
USA

08000688

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 04 February 2008

Dear Sir

J Sainsbury Announces: Voting rights and capital.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 4 February 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

J Sainsbury plc
4 February 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 January 2008 consists of 1,742,871,726 ordinary shares of 284/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,742,871,726.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Christopher Hall +44 (0) 20 7695 4931
END

J Sainsbury plc
4 February 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 January 2008 consists of 1,742,871,726 ordinary shares of 284/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,742,871,726.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Christopher Hall +44 (0) 20 7695 4931
END

J Sainsbury plc
4 February 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 January 2008 consists of 1,742,871,726 ordinary shares of 284/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,742,871,726.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Christopher Hall +44 (0) 20 7695 4931
END

J Sainsbury plc
4 February 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 January 2008 consists of 1,742,871,726 ordinary shares of 284/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,742,871,726.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Christopher Hall +44 (0) 20 7695 4931
END

J Sainsbury plc
4 February 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 January 2008 consists of 1,742,871,726 ordinary shares of 284/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,742,871,726.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Christopher Hall +44 (0) 20 7695 4931
END

END